EXHIBIT (a)(10)


                             SUPPLEMENTAL MEMORANDUM


TO:               Fonix Corportion Option Plan Option Holders
FROM:             Thomas A. Murdock, Chief Executive Officer
SUBJECT:          SUPPLEMENT TO OFFER TO EXCHANGE OPTIONS
DATE:             February 11, 2005

         On January 19, 2005, Fonix Corporation ("Fonix," also referenced herein as "we," "us" and "our") announced its offer to exchange all stock options to purchase shares of Fonix Common Stock granted under our Stock Option Plans1 to Eligible Optionholders. "Eligible Optionholders" includes any person who holds options issued under the Option Plans who, as of the date the Offer commences and the date on which the tendered options are cancelled, is an employee of Fonix or one of its subsidiaries.

         Each of you should have received the following documents explaining the
Offer: (i) the Offer to Exchange dated January 19, 2005 (the "Offer to Exchange"), which contains both a summary of the terms of the offer, in a format of frequently asked questions, and a detailed discussion of the offer and its terms and conditions; (ii) the original Memorandum from Thomas A. Murdock dated January 19, 2005; (iii) the Election Form; (iv) the Notice to Change Election From Accept to Reject; and (v) the Promise to Grant Stock Options (together, the "Offer Documents"). Unless otherwise stated, capitalized terms in this Supplemental Memorandum have the meanings given to them in the Offer Documents.

         The purpose of this Supplemental Memorandum is to furnish to you certain financial information about the Company, and to update and clarify certain matters discussed in the Offer to Exchange. Accordingly, this Supplemental Memorandum constitutes Amendment No. 1 to the Offer to Exchange and related Offer Documents. If you did not receive all of the Offer Documents, please contact Brandon O'Brien or Roger Dudley. The original Offer to Exchange and related Offer Documents are hereby amended as follows:

1. Any Waiver of Conditions Applicable to All Option Holders. The paragraph under the heading on page 18 of the Offer to Exchange, "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" is amended to read in its entirety as follows:

                  We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular optionholder. If we waive a condition of the Offer with respect to any optionholder, we will waive the condition as to all optionholders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder

-----------------
1 Including the Fonix 1996 Long-term Investment and Incentive Plan, 1996 Directors' Stock Option Plan, 1997 Stock Option and Incentive Plan, and 1998 Stock Option and Incentive Plan.

                  or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Offer period, subject only to an extension which we may grant in our sole discretion.

                  In addition, the first paragraph under Item 7, "Irregularities," of the "Instructions" section of the Election Form, is amended to read in its entirety as follows:

                  All questions as to the number of option shares subject to options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of options will be determined by Fonix in its discretion. Fonix's determinations shall be final and binding on all parties. Fonix reserves the right to reject any or all tenders of options Fonix determines not to be in proper form or the acceptance of which may, in the opinion of Fonix's counsel, be unlawful. Fonix also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular options, and Fonix's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. If Fonix waives a condition of the Offer with respect to any optionholder, we will waive the condition as to all optionholders. No tender of options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Fonix shall determine. Neither Fonix nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

         2. Withdrawal Rights and Change of Election. The last sentence of paragraph 2, page 18 of the Offer to Exchange, under the heading, "Withdrawal rights and change of election," is amended to read in its entirety as follows:

                  We intend to accept your tendered options for cancellation promptly after the expiration of the offer on February 21, 2005 and, if the offer is extended by us, we expect to grant you withdrawal rights through the last day of the extended offer period.

         3. Conditions of the Offer. The first paragraph under Section 7, "Conditions of the Offer," on page 20 of the Offer to Exchange is amended to read in its entirety as follows:

                  Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), if at any time on or after January 19, 2004, and prior to the Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, excluding, however, any action or omission to act by us, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event (again excluding any action or omission to act by us), the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:

         4. Summary Financial Information About Fonix. The selected consolidated financial data set forth below with respect to the Company's consolidated statements of earnings and consolidated balance sheets for the periods ended December 31, 2001, December 31, 2002, and December 31, 2003, are derived from the audited financial statements of Fonix filed with the SEC in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003. The selected consolidated financial data set forth below with respect to the Company's consolidated statements of earnings and consolidated balance sheets for the periods ended September 30, 2004 and 2003, are derived from the unaudited financial statements of Fonix filed with the SEC in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.


                                         Year to Date     Year Ended       Year Ended      Year Ended
Consolidated Balance Sheet Data:         Sep 30, 2004    Dec 31, 2003     Dec 31, 2002    Dec 31, 2001

Current assets                          $   2,797,000   $     342,000     $    691,000   $   1,269,000
Total assets                               20,790,000       3,173,000        6,523,000       8,599,000
Current liabilities                        17,791,000      13,530,000       15,119,000       7,370,000
Long-term debt, net of current portion      5,583,000          40,000            3,000              --
Stockholders' equity (deficit)             (2,584,000)    (10,397,000)      (8,599,000)      1,229,000



                                                     Year to Date    Year to Date     Year Ended       Year Ended       Year Ended
Consolidated Statement of Operations Data:           Sep 30, 2004    Sep 30, 2003    Dec 31, 2003     Dec 31, 2002     Dec 31, 2001

Revenues                                             $ 10,593,000    $  1,678,000     $  2,384,000   $   3,065,000     $    581,000
Cost of revenues                                        5,288,000         196,000          207,000        657,000         2,010,000
Impairment loss on capitalized software technology             --         822,000          822,000             --         7,889,000
Selling, general and administrative expenses            9,950,000       5,082,000        7,004,000     11,929,000        11,646,000
Product development and research                        2,058,000       3,882,000        5,141,000      8,193,000         8,123,000
Amortization of intangible assets                       3,867,000          51,000               --         31,000           605,000
Impairment loss on investment in affiliate                     --              --               --             --           823,000
Impairment loss on convertible note receivable                 --              --               --      1,114,000                --
Impairment loss on intangible assets                      738,000         302,000          302,000             --                --
Other income (expense), net                                79,000      (2,017,000)      (2,091,000)      (582,000)         (174,000)
Loss from continuing operations, before equity
   in net loss of affiliate                           (11,229,000)    (10,674,000)     (13,183,000)   (19,441,000)      (30,689,000)
Equity in loss of affiliate                                    --              --         (360,000)      (457,000)         (373,000)
Net loss                                              (11,229,000)    (10,674,000)     (13,543,000)   (19,898,000)      (31,062,000)
Preferred stock dividends                              (3,615,000)             --              --               --               --
Loss attributable to common stockholders              (14,844,000)    (10,674,000)     (13,543,000)   (19,898,000)      (31,062,000)
Basic and diluted net loss per common share          $      (0.18)   $      (0.37)    $      (0.50)  $      (1.73)     $      (5.20)
Basis and diluted weighted average number of common
shares outstanding                                     81,971,658      29,112,883       26,894,005     11,471,564         5,978,281

         The book value per share of our Common Stock as of September 30, 2004 (the date of our most recent balance sheet presented) is approximately $(0.03).

         5. Certain additional corrections or clarifications.

         The first full paragraph on page 15 of the Offer to Exchange, above the heading "The Offer," is amended to read in its entirety as follows:

                  As of January 18, 2005, options granted under the Company Option Plans to purchase 774,818 of our shares of Common Stock were issued and outstanding, of which options to purchase approximately 752,705 of our shares of Common Stock, constituting approximately 97.146%, were held by thirty-five
                  (35) Eligible Optionholders.
         The first paragraph on page 19 of the Offer to Exchange, under the heading "Acceptance of Options for exchange and issuance of new Options," is hereby amended to correct the planned date of acceptance for exchange and cancellation of the options tendered to be February 22, 2005, as follows:

                  Thus, subject to the terms and conditions of this Offer, if your options are properly tendered by February 21, 2005, the scheduled Expiration Date of the Offer, and accepted for exchange and canceled on February 22, 2005, you will be granted new options on or about August 23, 2005. If we accept and cancel options properly tendered for exchange after February 22, 2005, the period in which the new options will be granted will be similarly delayed.

         The paragraph on page 22 of the Offer to Exchange under the heading "Option Plan" is amended to read in hits entirety as follows:

                  The maximum number of shares of Common Stock available for issuance through the exercise of options already granted to Eligible Optionholders under our Option Plan is 752,705 shares. The maximum number of shares of Common Stock available for issuance under the Option Plan is 20 million.

         The last paragraph on page 24 of the Offer to Exchange, under the heading "Registration of Option Shares, is amended to read "All of the shares of Common Stock issuable upon exercise of options under our Option Plan have been or will be registered under the Securities Act of 1933...."

         The paragraph under the heading "Book Value per Share" on page 25 of the Offer to Exchange is hereby amended to read in its entirety as follows:

                  The book value per share of our Common Stock as of September 30, 2004 (the date of our most recent balance sheet presented) is approximately ($0.03).

         The last paragraph on page 25 of the Offer to Exchange is corrected to refer to 38.017%, as follows:

                  As of January 18, 2005 our executive officers who are also Eligible Optionholders (3 persons) as a group beneficially owned options outstanding under our Company Option Plans to purchase a total of 295,000 of our shares of Common Stock, which represented approximately 38.073% of the shares subject to all options outstanding under the Company Option Plans as of that date.

         All references in the Election Form to August 23, 2004 are adjusted to July 19, 2004, so that Eligible Optionholders understand as follows:

                  I ALSO UNDERSTAND THAT IF I ELECT TO PARTICIPATE IN THE OFFER BY TENDERING ELIGIBLE OPTIONS, ALL OPTIONS GRANTED IN THE SIX MONTHS PRIOR TO COMMENCEMENT OF THE OFFER, i.e. SINCE JULY 19, 2004, WILL ALSO BE CANCELLED AND REPLACED WITH NEW OPTIONS IF MY SERVICE STATUS HAS NOT CHANGED ON AUGUST 23, 2005. I AGREE TO ALL TERMS OF THE OFFER.

         6. Confirmation of Election to Exchange. By executing this Supplemental Memorandum and returning it to the Company, you acknowledge receipt of this Amendment No. 1, and confirm your desire to participate in the Offer pursuant to its terms.

         As a reminder, if you want to participate in the Offer, you need to fill out the Election Form we sent to you on January 19, 2005, together with this Supplemental Memorandum, and hand deliver or fax signed copies to Brandon O'Brien, our Vice President, Finance, at (801) 553-6707 by Monday, February 21, 2005, no later than 5:00 p.m. Mountain Time. If you need more information about the Offer or would like additional copies of the materials relating to the Offer, please contact Brandon O'Brien at (801) 553-6734.

                                  Very truly yours,



                                  Thomas A. Murdock, Chief Executive Officer


Option holder's Acknowledgement of Receipt of Supplemental Memorandum dated February 11, 2005:


__________________________________
Name Printed

__________________________________
Signature

__________________________________
Date